Golf has already started catering to the desires of the younger generation, realizing that they are the future of the game. You've got people in Top Golf playing in a glorified bar, you've got these skateboard style "carts" and then there's a party disguised as a golf tournament in the Phoenix Open, which is crazy. There are 6 million millennial golfers right now, and another 12 million who express interest in picking up the game today. They are simply looking for an invitation to play. We believe Swannies is uniquely positioned to represent this cultural shift in golf. (Rick Nordvold and Tom Johnson)

Millennials played nearly 100 million rounds last year in the US alone - more than any time in the last 20 years and the nearly 2B golf apparel industry is projected to grow by 4% annually over the next 3 years

Swannies is here to invite golfers everywhere to have more fun, and to be more comfortable on the course. We focus on simplicity with a touch of modern, reaching young and casual golfers at a more affordable price point. We understand these golfers because that's who we are - everyone on our team has grown up around the game, as players, caddies, pro shop employees, and even fans.

What started as a belief that a stale looking golf polo shouldn't cost $85 soon turned into a locally recognized brand in our state. This year we sold sandals, polos, outerwear and hats into 15 golf courses this year and closely monitored what people said about the brand.

After initial success this summer, we grew from the original 15 courses in our local market to 55 courses nationwide in only four months. With a proven and repeatable sales approach, we're on pace to be in over 75 courses in 11 states by the end of 2016.

As we continue to grow, we'll expand our events-based marketing approach, driving more traffic to our e-commerce site, we'll continue to call on the 17,000 golf courses that exist in the US, and we plan to launch in our first big box retail stores.

We have seen a strong push to change golf from an individual sport to a shared experience. The social currency of the game now rests in the experiences you have, rather than who shoots the best score. Modern golf apparel needs a voice, and we've positioned Swannies to be that voice. We invite you to join us and we change golf from stodgy, to social.